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Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE REPORTS RECORD QUARTERLY EARNINGS AND CASH FLOWS

Toronto (October 26, 2006) — Agnico-Eagle Mines Limited today reported third quarter earnings of $45.2 million, or $0.38 per share. This compares to net earnings of $2.1 million, or $0.02 per share, in the third quarter of 2005. The third quarter 2006 earnings were positively affected by a non-recurring after-tax gain of $11 million, or $0.09 per share, on the sale of Contact Diamond Corporation shares. The earnings were negatively affected by a non-cash foreign exchange translation loss of $1.0 million, or $0.01 per share, and a loss of $1.0 million, or $0.01 per share, on zinc forward sales.

Earnings in the first nine months of 2006 were a record of $119.5 million, or $1.05 per share. This is more than quadruple the $25.3 million, or $0.29 per share, recorded in the first nine months of 2005, largely as a result of stronger metals prices.

The Company's financial position remains strong with cash and cash equivalents of $430.9 million at September 30, 2006, up from $415.5 million at June 30, 2006. Record cash flow provided by operating activities of $73.9 million more than covered capital expenditures during the quarter of $41.4 million and investments of $20 million.

Payable gold production in the third quarter of 2006 was 59,603 ounces at total cash costs per ounce(1) of minus $709. This compares with payable gold production of 61,704 ounces at total cash costs of $33 per ounce in the second quarter of 2005.

Payable gold production in the first nine months of 2006 was 179,804 ounces at total cash costs of minus $625 per ounce, up from 178,785 ounces at total cash costs of $66 per ounce in the first nine months of 2005. The gold production estimate for the full year remains at approximately 250,000 ounces.

Highlights for the quarter include:

  •
  Record quarterly earnings of $45.2 million
  •
  Record quarterly cash flow provided by operating activities of $73.9 million
  •
  Low total cash costs at LaRonde of minus $709 per ounce of gold
  •
  Twenty consecutive months without a lost time accident underground at LaRonde
  •
  Available bank lines doubled to $300 million; extended to 5 years by banking syndicate

(1)
Total cash costs per ounce is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

"The strong performance of our low cost LaRonde Mine, combined with higher metal prices, has helped Agnico-Eagle to generate record earnings and cash flows this quarter" said Sean Boyd, Vice-Chairman and Chief Executive Officer. "We also continue to make good progress toward our goal of expanding our gold production and reserve base. Mine construction and exploration has ramped up at four gold projects with a fifth project in the latter stages of feasibility" added Mr. Boyd.

Conference Call Today

The Company will host its quarterly conference call today, October 26, at 3:00 pm E.D.T. Management will review the Company's financial results for the third quarter 2006 and provide an update of its exploration and development activities.

Via Telephone:

To participate in the conference call, please dial (416) 644-3429, Toll Free 800-814-4890. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Via Webcast:

Additionally, a live audio webcast of the call will be available on the Company's website homepage at www.agnico-eagle.com.

Replay archive:

Please dial the toll-free access number 877-289-8525, passcode 21172806#. The conference call will be replayed from Thursday, October 26, 2006 5:00 pm E.D.T. to Saturday, November 4, 2006 11:59 pm E.S.T.

The webcast along with presentation slides will be archived for 180 days on the website.

LaRonde Mine — Strong Performance Continues

LaRonde processed an average of 7,272 tonnes of ore per day in the third quarter, compared with an average of 7,180 tonnes per day in the corresponding period of 2005. LaRonde has now been operating at an average of approximately 7,300 tonnes per day for over three years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(2) were C$63 in the third quarter. These costs are higher than the C$57 per tonne experienced in the third quarter of 2005. As occurred in the second quarter of 2006, costs were negatively affected by accelerated development work and general cost increases in the industry.

For the first nine months of 2006, the minesite costs per tonne were C$61, up from C$55 per tonne in the first nine months of 2005, largely due to the previously mentioned factors. Minesite costs per tonne are expected to be approximately C$61 for the full year 2006.

On a per ounce basis, net of byproduct credits, LaRonde's total cash costs remained very low by industry standards, at minus $709 in the third quarter. This compares favourably with the results of the third quarter of 2005 when total cash costs per ounce were $33. The main reason for the decrease in total cash costs per ounce is the significantly higher byproduct metal prices realized in 2006.

(2)
Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements.

The full year production forecast remains at an estimated 250,000 ounces of gold. Byproduct production of 5.0 million ounces of silver, 77,000 tonnes of zinc, and 7,500 tonnes of copper (all approximate amounts) are also anticipated for 2006. Total cash costs for the year are expected to be significantly less than nil.

Cash Position Continues to Grow; $300 Million, Five Year Credit Line Secured

Cash and cash equivalents grew to $430.9 million at September 30, 2006 from the June 30, 2006 balance of $415.5 million, largely due to the strong cash generating performance from LaRonde.

Additionally, the Company maintains substantially undrawn bank lines of $300 million. Available amounts under the Company's credit facility with a syndicate of banks including Scotia Capital, Societe Generale, the Toronto-Dominion Bank, N M Rothschild and Sons Ltd., and National Bank of Canada were doubled to $300 million. The credit facility's term was also extended to 2011. The Company has approximately 120.7 million shares outstanding and no long term debt.

During the quarter, Agnico-Eagle added a record $73.9 million of cash provided by operating activities. Major expenditures in the quarter included $41.4 million in project and sustaining capital expenditures, and a $20 million investment in Stornoway Diamond Corporation (Agnico-Eagle owns approximately 14% of the common shares of Stornoway, as of October 24, 2006). For the full year, capital expenditures are expected to total approximately $169 million, as the Company's four gold development projects are well underway.

At September 30, 2006, the Company had 3,000 tonnes of zinc sold forward at a contract price of $1,235 per tonne, representing approximately 15% of the remaining 2006 estimated zinc production. The entire forward position expires by year end, at which point Agnico-Eagle will have no outstanding metals derivatives.

With a large cash balance, strong cash flows, no long term debt, and excellent financial flexibility, Agnico-Eagle is well funded for the development and exploration of its pipeline of gold projects in Canada, Finland, Mexico and the United States.

Four New Gold Projects Under Construction, Fifth in Feasibility Stage

At the 100% owned Goldex gold project in northwestern Quebec, Agnico-Eagle commenced construction in July 2005. Probable reserves of 1.6 million ounces of gold (21.4 million tonnes grading 2.4 grams per tonne) are estimated to be sufficient for a nine year mine life with annual production averaging 170,000 ounces at total cash costs of approximately $225 per ounce. The capital cost is estimated to total $135 million, of which $54 million had been incurred as at the end of September 2006.

The project is well advanced with the shaft collar and headframe complete. On September 29, 2006, the first bench in the shaft was blasted. The shaft is currently down to a depth of 75 metres.

During the quarter, 1,126 metres of lateral development and 293 metres of raising were completed. Approximately 18,000 tonnes of ore were extracted and stockpiled in the quarter. The total ore stockpile now stands at approximately 78,000 tonnes. First gold production is expected in the second half of 2008.

Construction commenced at the Kittila project in northern Finland in the second quarter of 2006 with first production expected in the second half of 2008. The project is expected to produce an average of 150,000 ounces per year at total cash costs of approximately $250 per ounce of gold, over an estimated 13 year mine life. Kittila has probable gold reserves of 2.4 million ounces (14.2 million tonnes grading 5.2 grams per tonne). Capital costs are estimated to total $135 million of which approximately $6 million had been incurred as of September 30, 2006.

Work on site infrastructure is progressing well and concrete foundations for the service/office and process buildings has been completed. Mining of waste rock for the tailings dam has been initiated and work on the portal for the decline has also been completed. The underground development contract has been awarded and work is about to begin. Surface stripping for the open pits is well advanced with approximately 75,000 cubic metres removed to date.

In-fill and exploration drilling continues to test targets on the Suurikuusikko trend. Six drills are currently operating on the property.

At the 100% owned Lapa project in northwestern Quebec the final phase of construction commenced in the second quarter of 2006. Probable gold reserves of 1.1 million ounces (3.4 million tonnes grading 10.2 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year at total cash costs of approximately $210 per ounce. A seven year mine life is expected with capital costs of approximately $90 million, of which approximately $10 million has been spent as of September 30, 2006.

Underground diamond drilling continues, with in-fill drilling returning results as expected. Several drill holes have returned encouraging grades and thicknesses outside of the current reserve and resource envelope on the Contact South Zone. An updated reserve and resource estimate will be provided with the fourth quarter results in February 2007.

The shaft at Lapa is currently at a depth of 894 metres below surface, towards an ultimate depth of 1,370 metres. Significant shaft station work and lateral development have also been completed. Gold production at Lapa is expected to begin in the fourth quarter of 2008.

At the 100% owned LaRonde II project in northwestern Quebec, construction commenced in the second quarter of 2006. Probable reserves of 3.6 million ounces of gold (18.8 million tonnes grading 6.0 grams per tonne) are expected to support a 10 year mine life. Annual gold production is anticipated to average 320,000 ounces at total cash costs of approximately $230 per ounce. The capital cost is anticipated to be $210 million with approximately $3.3 million spent as of September 30, 2006.

Significant amounts of the capital equipment have been ordered, detailed engineering is underway, and underground development is advancing. The three hoists have been acquired and are being refurbished. The development for the new winze is continuing with the upper cut for the sheave deck in progress. LaRonde II is expected to begin production in 2011.

At the 100% owned Pinos Altos project in northern Mexico, a $23 million exploration program is underway. As previously announced, objectives of the exploration program include:

  •
  29,800 metre drilling program to convert resources to reserves;
  •
  21,400 metre drilling program to drill at depth and expand the resource by drilling in under-explored regions along strike;

  •
  completion of a feasibility study by the end of the second quarter of 2007;
  •
  development of a 1,330 metre underground ramp to provide a deeper drilling platform, and to expose the mineralization for sampling and examination.

Currently, four drills are operating on the property, with two additional drills now mobilizing. At the end of September, approximately 11,855 metres of the program had been drilled. Construction of the permanent camp is well underway.

Assuming a production decision is made on the basis of the planned feasibility study, gold and silver production at Pinos Altos could begin in 2009.

Exploration Update and Quebec Mine Tour

A review of Agnico-Eagle's advanced exploration projects, focusing on Kittila and Pinos Altos, is expected to be published in late November 2006 via press release. Encouraging results continue to be returned from both projects, as well as from Quebec at Lapa, Goldex and LaRonde.

Additionally, Agnico-Eagle is hosting a tour to its Quebec operations on November 28 / 29. Interested parties should contact Hazel Winchester at hwinchester@agnico-eagle.com.

Management Appointments

Agnico-Eagle is proud to announce that Mr. Patrice Gilbert has joined the Company as Vice President, Human Resources. Mr. Gilbert was most recently a senior human resources manager with Placer Dome's international operations. The Company is also proud to announce the promotions of Mr. Daniel Racine to Vice President, Operations and Mr. Marc Legault to Vice President, Project Development. Both Mr. Racine and Mr. Legault are long serving employees of Agnico-Eagle and are assuming additional responsibilities as the Company undertakes the construction of four new gold mines.

Forward-Looking Statements

The information in this press release has been prepared as at October 26, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites; statements and information regarding the sufficiency of the Company's cash resources; and other statements and information regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents estimates of future "total cash cost per ounce" and "minesite cost per tonne" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company's total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements attached hereto and in the Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission.

Notes to U.S. Investors Regarding the Use of Resources

Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

This press release may use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to investors concerning estimates of Inferred Resources.

This press release may also use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred," "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F/A, which may be obtained from us, or from the SEC's website at: http://sec.gov/edgar.shtml. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2005 mineral reserves and resources estimates reported by the Company were $405 per ounce gold, $6.35 per ounce silver, $0.51 per pound zinc, $1.24 per pound copper and C$/US$, US$/Euro$, and MXP/US$ exchange rates of 1.30, 1.21 and 11.0 respectively.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The qualified person responsible for the LaRonde I and LaRonde II mineral reserve and resource estimate is Marc Ruel, P.Geo., Superintendent of Geology for the LaRonde mine. The effective date of the estimate is February 22, 2006, using, except for the operating and capital cost assumptions (that are described above), key assumptions, parameters and methods used to estimated the mineral resources and reserves that are not significantly different as that found in the Technical Report by Guy Gosselin, P.Geo., that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde I and LaRonde II mineral resources and resources are set out in the Technical Report filed on March 23, 2005.

A qualified person, Carl Pelletier, P.Geo., of Innovexplo Geological Services of Val d'Or Quebec, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Descriptions of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and of any issues which might materially affect the latter may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate was September 9, 2005. The estimate reported on February 23, 2006 differs from the previous in that a minor amount of proven reserves in the form of surface stockpiles that was measured on December 31, 2005. Although the price assumptions used to constrain the wireframe models and also to estimate the mineral resource and reserve on September 9, 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Technical Services, Lapa project. A description of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006. The effective date of the estimate is May 31, 2006.

The qualified person responsible for the Kittila mineral resource and mineral reserve estimate is Normand Bédard P.Geo., the Superintendent of Technical Services, Lapa project. The effective date of the estimate is February 22, 2006. The Kittila open pit mineral reserve was revised on April 11th 2006 by a qualified person, Patrice Live Eng. of Breton, Bandeville et Associés of Montreal, Quebec. For the revised open pit reserves, a minimum 1.40 gram per tonne gold grade was used. This resulted in a minor change in the Kittila mine project's probable reserves and mineral resources. Other than the open pit parameters describe above, information regarding the scientific and technical information contained herein, including a description of the key assumptions, parameters and methods used to estimate the mineral resources and reserves, is set out in the technical report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The qualified person responsible for the Pinos Altos mineral resource estimate is Christian D'Amours, P.Geo. of Service Conseil Geopointcom of Val d'Or Quebec. The effective date of the estimate is February 13, 2006.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $400 per ounce, a silver price of $6.00 per ounce, metallurgical recoveries of 92.4% for gold and 47.8% for silver, and net smelter return cut-offs that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 41 grams per tonne while silver assays were cut to 1,500 grams per tonne. For the open pit resource models (estimated to a maximum depth of approximately 130 metres to 170 metres, depending on the zone), a minimum net smelter return cut-off of $11.90 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $35.60 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The same cut-off values and metallurgical recoveries were used to estimate the mineral resource as were to build the wireframe models but the price assumptions are the mean historic three-year average prices assumptions (fixed by the Company and described above). Although the price assumptions used to constrain the wireframe models are slightly lower than used to compile the resource model, it is the opinion of the qualified person that the differences are not significant.

The data verification process of historic drill hole information for Pinos Altos consisted of comparing a selective amount of primary information in the mineral resource data base (such as drill hole location, orientation, sample location, assay result and geological description data) against original records (such as field drill sites, original survey reports and drill core descriptions, drill core stored in the library, and assay laboratory reports). Verification also consisted of reviewing the historic assay data base and selecting additional samples for check assaying. This verification was done under the supervision of a qualified person, Marc Legault, P.Eng., the Company's Vice President, Project Development. The historic drill hole information that was verified showed acceptable results and only a very small but acceptable error rate was observed. Although this method of selective verification suggests that the entire mineral resource data base is of good quality, there may be errors in the proportion of data that was not verified.

All of the exploration information collected by the Company (except for the assay results) and inserted into the mineral resource data base was verified against original records by a qualified person, Dino Lombardi, P.Geo., the Company's Senior Geologist for International Projects. The quality of the assay data inserted into the Pinos Altos mineral resource data base was monitored by a qualified person, Keith Blair, P.Geo. of Applied Geoscience LLC of Reno, Nevada. The verification methods used do not eliminate all of the possible errors (for example, sample bias that can only be verified through additional testing). There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Pinos Altos mineral resources.

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted — Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Income and cash flows
Revenues from mining operations	$108,798	$58,608	$326,251	$169,946
Production costs	36,456	32,548	105,210	93,789

Gross profit (exclusive of amortization shown below)	$72,342	$26,060	$221,041	$76,157
Amortization	6,119	6,276	18,224	19,470

Gross profit	$66,223	$19,784	$202,817	$56,687

Net income for the period	$45,203	$2,057	$119,485	$25,299
Net income per share (basic)	$0.38	$0.02	$1.05	$0.29
Net income per share (diluted)	$0.37	$0.02	$1.02	$0.29
Cash flow provided by operating activities	$73,945	$11,151	$141,751	$58,358
Cash flow used in investing activities	$(61,531)	$(17,444)	$(125,907)	$(49,683)
Cash flow provided by financing activities	$2,268	$9,431	$294,173	$9,256
Weighted average number of common shares outstanding — basic (in thousands)	120,386	86,638	113,649	86,330
Tonnes of ore milled	669,026	660,058	1,987,456	1,998,541
Head grades:
Gold (grams per tonne)	3.01	3.09	3.07	3.09
Silver (grams per tonne)	75.9	84.68	77.00	78.17
Zinc	4.43%	4.30%	4.16%	4.21%
Copper	0.39%	0.43%	0.37%	0.39%
Recovery rates:
Gold	92.34%	91.33%	91.88%	90.64%
Silver	88.30%	84.40%	87.50%	84.40%
Zinc	87.70%	83.90%	87.30%	82.70%
Copper	81.70%	73.80%	82.30%	75.10%
Payable production:
Gold (ounces)	59,603	61,704	179,804	178,785
Silver (ounces in thousands)	1,233	1,295	3,707	3,597
Zinc (tonnes)	22,068	20,232	61,318	59,009
Copper (tonnes)	1,884	1,921	5,527	5,411
Payable metal sold:
Gold (ounces)	57,326	64,852	187,969	195,539
Silver (ounces in thousands)	1,137	1,092	3,512	3,611
Zinc (tonnes)	20,541	20,126	59,340	54,904
Copper (tonnes)	1,880	1,614	5,534	7,384
Realized prices per unit of metal sold (US$):
Gold (per ounce)	$600	$432	$632	$432
Silver (per ounce)	$12.39	$7.04	$12.09	$6.94
Zinc (per tonne)	$3,525	$913	$3,345	$1,162
Copper (per tonne)	$6,843	$1,915	$8,818	$2,835
Total cash costs (per ounce) (US$):
Production costs	$612	$527	$585	$525
Less: Net byproduct revenues	(1,340)	(467)	(1,224)	(433)
Inventory adjustments	21	(25)	16	(24)
Accretion expense and other	(2)	(2)	(2)	(2)

Total cash costs (per ounce)(3)	$(709)	$33	$(625)	$66

Minesite costs per tonne milled (C$)(3)	$63	$57	$61	$55

(3)
Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these measures to the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars — Unaudited)

	As at September 30, 2006	As at December 31, 2005
ASSETS
Current
Cash and cash equivalents	$430,883	$120,982
Metals awaiting settlement	80,082	56,304
Income taxes recoverable	—	7,723
Other taxes recoverable	12,189	6,794
Inventories:
Ore stockpiles	2,815	12,831
Concentrates	4,177	920
Supplies	11,257	10,092
Other current assets	9,632	27,689

Total current assets	551,035	243,335
Other assets	31,669	7,995
Future income and mining tax assets	25,051	63,543
Property, plant and mine development	805,504	661,196

	$1,413,259	$976,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	30,572	37,793
Dividends payable	643	3,809
Income taxes payable	6,751	—
Interest payable	—	2,243
Fair value of derivative financial instruments	6,229	9,699

Total current liabilities	44,195	53,544

Long-term debt	—	131,056

Reclamation provision and other liabilities	17,485	16,220

Future income and mining tax liabilities	130,773	120,182

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 120,738,053 (December 31, 2005 — 97,836,954)	1,225,931	764,659
Stock options	5,408	2,869
Warrants	15,727	15,732
Contributed surplus	7,181	7,181
Deficit	(25,049)	(138,697)
Accumulated other comprehensive income (loss)	(8,392)	3,323

Total shareholders' equity	1,220,806	655,067

	$1,413,259	$976,069

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(thousands of United States dollars except share and per share amounts — Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
REVENUES
Revenues from mining operations	$108,798	$58,608	$326,251	$169,946
Interest and sundry income	12,039	(290)	16,644	654
Gain on sale of available-for-sale securities	1,062	97	22,975	100

	121,899	58,415	365,870	170,700
COSTS AND EXPENSES
Production	36,456	32,548	105,210	93,789
Loss on derivative financial instruments	967	5,066	13,012	4,312
Exploration and corporate development	7,808	4,296	20,143	10,423
Equity loss in junior exploration companies	346	584	663	2,557
Amortization	6,119	6,276	18,224	19,470
General and administrative	5,853	2,522	16,672	8,683
Provincial capital tax	729	387	1,626	1,297
Interest	349	2,573	1,923	7,227
Foreign currency loss (gain)	1,037	763	9,555	(88)

Income before income, mining and federal capital taxes	62,235	3,400	178,842	23,030
Federal capital tax	—	246	—	728
Income and mining tax expense (recovery)	17,032	1,097	59,357	(2,997)

Net income for the period	$45,203	$2,057	$119,485	$25,299

Net income per share — basic	$0.38	$0.02	$1.05	$0.29

Net income per share — diluted	$0.37	$0.02	$1.02	$0.29

Weighted average number of shares outstanding (in thousands)
Basic	120,386	86,638	113,649	86,330
Diluted	123,822	87,096	117,086	86,788

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars — Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Operating activities
Net income for the period	$45,203	$2,057	$119,485	$25,299
Add (deduct) items not affecting cash:
Amortization	6,119	6,276	18,224	19,470
Future income and mining taxes	13,275	1,235	45,109	(2,997)
Unrealized loss (gain) on derivative contracts	(3,545)	5,066	4,571	4,312
Gain on sale of available-for-sale securities	(1,063)	(97)	(22,975)	(100)
Amortization of deferred costs and other	(2,210)	3,199	17,345	7,070
Changes in non-cash working capital balances
Metals awaiting settlement	16,782	(10,669)	(23,778)	(2,686)
Fair value of derivative financial instruments	(6,387)	—	(18,118)	—
Income taxes recoverable	4,216	44	14,474	8,559
Other taxes recoverable	415	—	4,355	—
Inventories	(871)	1,189	(3,260)	3,891
Other current assets	43	(1,058)	(4,217)	(889)
Accounts payable and accrued liabilities	1,968	5,527	(7,221)	(1,953)
Interest payable	—	(1,618)	(2,243)	(1,618)

Cash provided by operating activities	73,945	11,151	141,751	58,358

Investing activities
Additions to mining properties	(41,395)	(15,685)	(95,903)	(44,888)
Acquisitions, investments and other	(20,136)	(1,759)	(30,004)	(4,795)

Cash used in investing activities	(61,531)	(17,444)	(125,907)	(49,683)

Financing activities
Dividends paid	—	—	(3,166)	(2,542)
Short-term debt	(7,232)	—		—
Proceeds from common shares issued	9,500	9,431	297,339	11,798

Cash provided by financing activities	2,268	9,431	294,173	9,256

Effect of exchange rate changes on cash and cash equivalents	730	21	(116)	12

Net increase in cash and cash equivalents during the period	15,412	3,159	309,901	17,943
Cash and cash equivalents, beginning of period	415,471	120,798	120,982	106,014

Cash and cash equivalents, end of period	$430,883	$123,957	$430,883	$123,957

Other operating cash flow information:
Interest paid during the period	$117	$4,326	$3,436	$8,311

Income, mining and capital taxes paid (recovered) during the period	$264	$265	$1,232	$(6,476)

Note 1: Reconciliation of Total Cash Costs Per Ounce and Total Minesite Costs Per Tonne

	Three months ended September 30,		Nine months ended September 30,
(thousands of dollars, except where noted)
	2006	2005	2006	2005
Cost of production per Consolidated Statements of Income	$36,456	$32,548	$105,210	$93,789
Adjustments:
Byproduct revenues	(79,873)	(28,812)	(219,998)	(77,509)
Inventory adjustment(i)	1,250	(1,588)	2,812	(4,119)
Non-cash reclamation provision	(116)	(108)	(333)	(320)

Cash operating costs	$(42,283)	$2,040	$(112,309)	$11,841

Gold production (ounces)	59,603	61,704	179,804	178,785

Total cash costs (per ounce)(ii)	$(709)	$33	$(625)	$66

	Three months ended September 30,		Nine months ended September 30,
(thousands of dollars, except where noted)
	2006	2005	2006	2005
Cost of production per Consolidated Statements of Income	$36,456	$32,548	$105,210	$93,789
Adjustments:
Inventory adjustments(iii)	1,250	(915)	2,812	(3,530)
Non-cash reclamation provision	(116)	(108)	(333)	(320)

Minesite operating costs (US$)	$37,590	$31,525	$107,689	$89,939

Minesite operating costs (C$)	$42,153	$37,913	$121,591	$109,986

Tonnes of ore milled (000's tonnes)	669	660	1,987	1,999

Minesite costs per tonne (C$)(iv)	$63	$57	$61	$55

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

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AGNICO-EAGLE REPORTS RECORD QUARTERLY EARNINGS AND CASH FLOWS
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted — Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars — Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts — Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars — Unaudited)
Note 1: Reconciliation of Total Cash Costs Per Ounce and Total Minesite Costs Per Tonne